Exhibit 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

SECOND QUARTER 2025

29 August 2025

FRONTLINE PLC REPORTS RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2025

Frontline plc (the “Company”, “Frontline,” “we,” “us,” or “our”), today reported unaudited results for the six months ended June 30, 2025:

Highlights

•	Profit of $77.5 million, or $0.35 per share for the second quarter of 2025.
•	Adjusted profit of $80.4 million, or $0.36 per share for the second quarter of 2025.
•	Declared a cash dividend of $0.36 per share for the second quarter of 2025.
•	Reported revenues of $480.1 million for the second quarter of 2025.
•	Achieved average daily spot time charter equivalent earnings ("TCEs")[1] for VLCCs, Suezmax tankers and LR2/Aframax tankers in the second quarter of $43,100, $38,900 and $29,300 per day, respectively.
•
Entered into a senior secured term loan facility in April 2025 in an amount of up to $1,286.5 million to refinance the outstanding debt on 24 VLCCs approximately three and a half years prior to maturity to reduce the margin.

•
Entered into an agreement to sell its oldest Suezmax tanker built in 2011, for a net sales price of $36.4 million. After repayment of existing debt, the transaction is expected to generate net cash proceeds of approximately $23.7 million in the third quarter of 2025.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“The second quarter of 2025 proved to be volatile, with growing unrest in the Middle East affecting tanker trade and freight. Although OPEC continued their strategy of reducing voluntary production cuts, these reversals have so far only yielded modest increases in exports. The summer is a period of high domestic demand for large oil producers, and it is expected that we will see more volume come into the market as we approach fall in the northern hemisphere. The US, G7 and the EU continue to widen the scope of sanctions, especially for Russia, causing increased oil trade inefficiencies. We have seen a gradual increase in utilization for the compliant tanker trade during the first half of the year, and with Frontline’s efficient spot-exposed fleet, we are excited as we approach the seasonal high demand period.”

1 This press release describes Time Charter Equivalent earnings and related per day amounts and spot TCE currently contracted, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.

Average daily TCEs and estimated cash breakeven rates

($ per day)	Spot TCE			Spot TCE currently contracted	% Covered	Estimated average daily cash breakeven rates for the next 12 months
	2025	Q2 2025	Q1 2025	Q3 2025
VLCC	40,100	43,100	37,200	38,700	82%	28,700
Suezmax	35,100	38,900	31,200	37,200	76%	22,900
LR2 / Aframax	26,000	29,300	22,300	36,600	73%	22,900

We expect the spot TCEs for the full third quarter of 2025 to be lower than the spot TCEs currently contracted, due to the impact of ballast days during the third quarter of 2025. See Appendix 1 for further details.

Second Quarter 2025 Results

The Company reported profit of $77.5 million for the second quarter ended June 30, 2025, compared with profit of $33.3 million in the previous quarter. The adjusted profit2 was $80.4 million for the second quarter of 2025 compared with adjusted profit of $40.4 million in the previous quarter. The adjustments in the second quarter of 2025 consist of a $3.6 million unrealized loss on derivatives, $2.5 million in dividends received, a $1.7 million synthetic option revaluation loss, $0.3 million of debt extinguishment losses, $0.2 million share of results of associated companies and a $0.1 million gain on marketable securities. The increase in adjusted profit from the previous quarter was primarily due to an increase in our TCE earnings from $241.1 million in the previous quarter to $283.0 million in the second quarter as a result of higher TCE rates, partially offset by fluctuations in other income and expenses.

Tanker Market Update

According to the Energy Information Administration (“EIA”), global oil consumption averaged 103.7 million barrels per day ("mbpd") in the second quarter of 2025, an increase of 1.0 mbpd compared to the same period last year. Consumption is expected to grow further, reaching 104.5 mbpd in the fourth quarter of 2025, an increase of 1.3 mbpd compared to the fourth quarter last year.

Global oil supply accelerated in the second quarter of 2025, averaging 105.1 mbpd, up 1.5 mbpd compared to the previous quarter and 2.0 mbpd compared to the same period last year.  Inventories have increased on average by 1.4 mbpd in the first half of 2025. Global supply is expected to continue outpacing demand in the second half of the year and reach 106.6 mbpd in the fourth quarter.

2 This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

Geopolitical tensions once again set the tone for the tanker market. Sanctions enforcement, changing trade patterns, and OPEC+ production policies will remain key drivers of fleet utilization and earnings. Mid-June saw tensions escalate sharply following Israeli strikes on Iranian facilities. The turmoil drove owners to be more cautious and led to a short-lived spike in freight rates, at least on paper. However, the conflict had little impact on fundamental market drivers and few deals materialized. Sanctions enforcement continued to tighten, particularly against Russia’s shadow fleet. The EU expanded its blacklists to include nearly 190 additional vessels, putting further pressure on sanctioned oil flows. 135 VLCCs, 112 Suezmax tankers and 314 LR2/Aframax tankers are now sanctioned by either OFAC, UK or EU, representing 21% of the fleet. US threats of secondary tariffs on buyers of Russian crude have put further pressure on importers, especially India, Russia’s largest customer. While uncertainty persists, the announcement has already prompted some Indian refiners to increase their share of compliant barrels from the Atlantic basin and the Middle East, lending support to compliant tonnage. Crude exports from the US dipped significantly during July on the back of tight domestic supply and less favorable arbitrage economics to Europe and Asia. However, market participants anticipate a rebound in the fourth quarter of 2025 as rising Middle Eastern output improves west-east price spreads which might support utilization on the larger vessels. The second half of 2025 is likely to be defined by the development in crude supply growth and the market’s capacity to absorb it. Strong expected seasonal demand supported by healthy refinery margins, and further tightness in compliant tonnage will likely support freight rates.

The overall tanker order book for the asset classes that Frontline owns is now 19.1% of the existing global fleet, with 110, 101, and 169 vessels on order for VLCCs, Suezmax tankers and LR2 tankers, respectively. According to industry sources, four VLCCs are expected to be delivered in the remainder of 2025. The growth in the order books is predominantly for deliveries scheduled in 2026 and 2027 and is not expected to affect the overall outlook of the tanker fleet in the near term due to the general age profile of the existing fleet.

We continue to observe the aging of the tanker fleet as new deliveries have slowed with muted recycling activity. According to industry sources, 16.7% of the VLCC fleet, 19.8% of the Suezmax tanker fleet and 20.1% of the combined LR2 and Aframax tanker fleet are now above 20 years of age. However, for a product carrying vessel the 15-year age mark is equally interesting with 31.8% of the LR2 tanker fleet currently above this threshold.

The Fleet

As of June 30, 2025, the Company’s fleet consisted of 81 vessels owned by the Company (41 VLCCs, 22 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 17.8 million DWT. As of June 30, 2025, all but one vessel in the Company's fleet were ECO vessels3 and 45 were scrubber-fitted vessels with a total average age of 7.1 years, making it one of the youngest and most energy-efficient fleets in the industry.

3 The Company defines an ECO vessel as a vessel with certain specifications that improve fuel consumption performance as compared to the previous generation of vessels. Typically built from 2015 onwards, ECO vessels have improved hull and engine designs to maximize operational performance according to today’s operational profiles. The Company also designates vessels as ECO if they have undergone retrofits such as de-rating to improve specific fuel consumption at today’s market speeds, installing propulsion improvement devices, or upgrading engine and equipment to bring the consumption performance of older vessels into line with those constructed from 2015 onwards. All ECO-vessels meet EEXI certification requirements.

As of June 30, 2025, four of the Company’s vessels (one VLCC, one Suezmax tanker, two LR2/Aframax tankers) were on time charter-out contracts with initial periods in excess of 12 months. The time charter-out contracts for the two LR2/Aframax tankers have initial periods ending in the third quarter of 2025, whereas the initial periods for the Suezmax tanker and the VLCC time-charters end in the second and third quarter of 2027, respectively.

In August 2025, the Company entered into an agreement to sell its oldest Suezmax tanker, built in 2011, for a net sale price of $36.4 million. The vessel is expected to be delivered to the new owner during the third quarter of 2025. After repayment of existing debt on the vessel, the transaction is expected to generate net cash proceeds of approximately $23.7 million, and the Company expects to record a gain of approximately $6.0 million in the third quarter of 2025.

Corporate Update

The Board of Directors declared a dividend of $0.36 per share for the second quarter of 2025. The record date for the dividend will be September 12, 2025, the ex-dividend date is expected to be September 12, 2025, for shares listed on the New York Stock Exchange and September 11, 2025, for shares listed on the Oslo Stock Exchange, and the dividend is scheduled to be paid on or about September 24, 2025.

The Company had 222,622,889 ordinary shares outstanding as of June 30, 2025. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the second quarter of 2025 was 222,622,889.

Financing Update

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $119.7 million with ING and First Citizens to refinance outstanding debt on two VLCCs and, in addition, provide revolving credit capacity in an amount of up to $51.6 million. The new facility has a tenor of five years, carries an interest rate of Secured Overnight Financing Rate (“SOFR”) plus a margin of 165 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $72.3 million with Crédit Agricole to refinance outstanding debt on one VLCC and, in addition, provide revolving credit capacity in an amount of up to $25.4 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard.

In February 2025, the Company entered into a senior secured credit facility in an amount of up to $47.0 million with SEB to refinance outstanding debt on one Suezmax tanker and, in addition, provide revolving credit capacity in an amount of up to $14.9 million. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

In April 2025, the Company entered into a senior secured term loan facility in an amount of up to $1,286.5 million with a group of our relationship banks to refinance the outstanding debt on 24 VLCCs under the existing $1,410.0 million senior secured term loan facility approximately three and a half years prior to maturity to reduce the margin. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard.

Conference Call and Webcast

On August 29, 2025, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.
In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:

Online registration

A replay of the conference call will be available following the live call. Please use the link below to access the webcast:

Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;
•	fluctuations in currencies and interest rates, including inflationary pressures and central bank policies intended to combat overall inflation and high interest rates and foreign exchange rates;
•	the impact that any discontinuance, modification or other reform or the establishment of alternative reference rates have on the Company’s floating interest rate debt instruments;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction;
•	the highly cyclical nature of the industry that we operate in;
•	the loss of a large customer or significant business relationship;
•	changes in worldwide oil production and consumption and storage;
•	changes in the Company's operating expenses, including bunker prices, dry docking, crew costs and insurance costs;
•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking, surveys and upgrades;
•	risks associated with any future vessel construction;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete vessel acquisition transactions as planned;
•
our ability to successfully compete for and enter into new time charters or other employment arrangements for our existing vessels after our current time charters expire and our ability to earn income in the spot market;

•	availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements;

•	availability of skilled crew members and other employees and the related labor costs;
•	work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•	compliance with governmental, tax, environmental and safety regulation, any non-compliance with U.S. or European Union regulations;
•	the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•	Foreign Corrupt Practices Act of 1977 or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil industry;
•	effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•
new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;

•	vessel breakdowns and instances of off-hire;
•	the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks upon our ability to operate;
•	risks associated with potential cybersecurity or other privacy threats and data security breaches;
•	potential conflicts of interest involving members of our Board of Directors and senior management;
•	the failure of counter parties to fully perform their contracts with us;
•	changes in credit risk with respect to our counterparties on contracts;
•	our dependence on key personnel and our ability to attract, retain and motivate key employees;
•	adequacy of insurance coverage;
•	our ability to obtain indemnities from customers;
•	changes in laws, treaties or regulations;
•	the volatility of the price of our ordinary shares;
•	our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	government requisition of our vessels during a period of war or emergency;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the arrest of our vessels by maritime claimants;
•	general domestic and international political conditions or events, including “trade wars”;
•	any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries;
•
potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the war between Russia and Ukraine and possible cessation of such war, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi attacks in the Red Sea and the Gulf of Aden, acts by terrorists or acts of piracy on ocean-going vessels;

•
the impact of restriction on trade, including the imposition of tariffs, port fees and other import restrictions by the United States on its trading partners and the imposition of retaliatory tariffs by China and the EU on the United States, and potential further protectionist measures and/or further retaliatory actions by others, including the imposition of tariffs or penalties on vessels calling in key export and import ports such as the United States, EU and/or China;
•	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation of crude oil and refined products;
•	the impact of port or canal congestion;
•	business disruptions due to adverse weather, natural disasters or other disasters outside our control; and
•	other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
August 28, 2025

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
James O'Shaughnessy - Director
Steen Jakobsen - Director
Cato Stonex - Director
Ørjan Svanevik - Director
Dr. Maria Papakokkinou - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2025

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2024 Apr-Jun	2025 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2025 Jan-Jun	2024 Jan-Jun	2024 Jan-Dec
556,026	480,077	Revenues	907,943	1,134,423	2,050,385
51,487	(135)	Other operating income	92	94,229	112,121
607,513	479,942	Total revenues and other operating income	908,035	1,228,652	2,162,506

197,795	194,594	Voyage expenses and commission	374,569	404,983	773,434
57,519	59,783	Ship operating expenses	120,125	117,345	232,243
12,566	11,517	Administrative expenses	24,865	27,412	36,086
83,714	82,170	Depreciation	163,431	171,726	339,030
351,594	348,064	Total operating expenses	682,990	721,466	1,380,793
255,919	131,878	Net operating income	225,045	507,186	781,713

5,647	4,759	Finance income	9,243	7,874	17,098
(73,380)	(60,389)	Finance expense	(123,188)	(144,756)	(295,088)
2,088	111	Gain (loss) on marketable securities	(1,679)	815	(3,405)
(2,134)	176	Share of results of associated companies	1,117	(920)	(599)
975	2,530	Dividends received	3,815	1,283	3,535
189,115	79,065	Profit before income taxes	114,353	371,482	503,254
(1,541)	(1,522)	Income tax expense	(3,523)	(3,089)	(7,671)
187,574	77,543	Profit for the period	110,830	368,393	495,583
$0.84	$0.35	Basic and diluted earnings per share	$0.50	$1.65	$2.23

2024 Apr-Jun	2025 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2025 Jan-Jun	2024 Jan-Jun	2024 Jan-Dec

187,574	77,543	Profit for the period	110,830	368,393	495,583

		Items that may be reclassified to profit or loss:
(214)	(93)	Foreign currency translation gain (loss)	(194)	446	1,367
(214)	(93)	Other comprehensive income (loss)	(194)	446	1,367
187,360	77,450	Comprehensive income	110,636	368,839	496,950

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Jun 30 2025	Dec 31 2024
ASSETS
Current assets
Cash and cash equivalents	476,717	413,532
Marketable securities	1,988	4,027
Other current assets	409,131	408,454
Total current assets	887,836	826,013

Non-current assets
Vessels and equipment	5,086,678	5,246,697
Goodwill	112,452	112,452
Investment in associated company	9,481	11,788
Other non-current assets	13,081	23,857
Total non-current assets	5,221,692	5,394,794
Total assets	6,109,528	6,220,807

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	317,630	460,318
Other current payables	155,847	135,335
Total current liabilities	473,477	595,653

Non-current liabilities
Long-term debt	3,269,305	3,284,070
Other non-current payables	526	903
Total non-current liabilities	3,269,831	3,284,973

Equity
Frontline plc equity	2,366,692	2,340,653
Non-controlling interest	(472)	(472)
Total equity	2,366,220	2,340,181
Total liabilities and equity	6,109,528	6,220,807

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2024 Apr-Jun	2025 Apr-Jun	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2025 Jan-Jun	2024 Jan-Jun	2024 Jan-Dec
		OPERATING ACTIVITIES
232,677	153,547	Net cash provided by operating activities	291,474	404,010	736,412

		INVESTING ACTIVITIES
(9,434)	(1,936)	Additions to newbuildings, vessels and equipment	(2,402)	(908,493)	(915,248)
208,350	—	Proceeds from sale of vessels	—	382,350	431,850
—	—	Proceeds from sale of marketable securities	361	—	—
198,916	(1,936)	Net cash used in investing activities	(2,041)	(526,143)	(483,398)

		FINANCING ACTIVITIES
462,253	1,286,534	Proceeds from issuance of debt	1,433,715	1,355,037	2,167,296
(693,702)	(1,357,814)	Repayment of debt	(1,575,089)	(961,132)	(1,880,055)
(233)	(80)	Repayment of obligations under leases	(277)	(462)	(930)
(138,026)	(40,072)	Dividends paid	(84,597)	(220,396)	(434,115)
(369,708)	(111,432)	Net cash provided by (used in) financing activities	(226,248)	173,047	(147,804)

61,885	40,179	Net change in cash and cash equivalents	63,185	50,914	105,210
297,351	436,538	Cash and cash equivalents at start of period	413,532	308,322	308,322
359,236	476,717	Cash and cash equivalents at end of period	476,717	359,236	413,532

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2025 Jan-Jun	2024 Jan-Jun	2024 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	222,622,889	222,622,889	222,622,889

SHARE CAPITAL
Balance at beginning and end of period	222,623	222,623	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning and end of period	604,687	604,687	604,687

CONTRIBUTED SURPLUS
Balance at beginning and end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	1,782	415	415
Other comprehensive income (loss)	(194)	446	1,367
Balance at end of period	1,588	861	1,782

RETAINED EARNINGS
Balance at beginning of period	507,467	445,999	445,999
Profit for the period	110,830	368,393	495,583
Cash dividends	(84,597)	(220,396)	(434,115)
Balance at end of period	533,700	593,996	507,467

EQUITY ATTRIBUTABLE TO THE COMPANY	2,366,692	2,426,261	2,340,653

NON-CONTROLLING INTEREST
Balance at beginning and end of period	(472)	(472)	(472)
TOTAL EQUITY	2,366,220	2,425,789	2,340,181

APPENDIX I - Non-GAAP measures

Reconciliation of Adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	FY 2025	Q2 2025	Q1 2025	FY 2024	Q2 2024
Adjusted profit
Profit	110,830	77,543	33,287	495,583	187,574
Add back:
Loss on marketable securities	1,790	—	1,790	5,493	—
Share of losses of associated companies	—	—	—	2,134	2,134
Unrealized loss on derivatives (1)	9,507	3,594	5,913	16,191	3,385
Debt extinguishment losses	300	283	17	6,307	—
Synthetic option revaluation loss (2)	3,350	1,748	1,602	—	—

Less:
Unrealized gain on derivatives (1)	—	—	—	(1,493)	—
Gain on marketable securities	(111)	(111)	—	(2,088)	(2,088)
Share of results of associated companies	(1,117)	(176)	(941)	(1,535)	—
Gain on sale of vessels	—	—	—	(112,079)	(51,487)
Dividends received	(3,815)	(2,530)	(1,285)	(3,535)	(975)
Debt extinguishment gains	—	—	—	(354)	(354)
Synthetic option revaluation gain (2)	—	—	—	(7,982)	—
Adjusted profit	120,734	80,351	40,383	396,642	138,189
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623	222,623	222,623

(in $)
Adjusted basic and diluted earnings per share	0.54	0.36	0.18	1.78	0.62

(1) Adjusted profit excludes the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. The components of the gain/loss on derivatives are as follows:

(in thousands of $)	FY 2025	Q2 2025	Q1 2025	FY 2024	Q2 2024
Unrealized gain (loss) on derivatives	(9,507)	(3,594)	(5,913)	(14,698)	(3,385)
Interest income on derivatives	8,124	3,469	4,655	23,904	6,254
Gain (loss) on derivatives	(1,383)	(125)	(1,258)	9,206	2,869

(2) The three-year vesting period for the synthetic options granted to employees and board members in the fourth quarter of 2021 ended during the fourth quarter of 2024. As there are no ongoing service requirements, adjusted profit for the fourth quarter of 2024 and subsequent quarters exclude the gains and losses due to the revaluation of the synthetic option liability in the periods. Adjusted profit will exclude any gains/losses due to the revaluation of the liability for the remaining exercisable options until the expiration of the options in the fourth quarter of 2026.

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	FY 2025	Q2 2025	Q1 2025	FY 2024	Q2 2024
Revenues	907,943	480,077	427,866	2,050,385	556,026

Less
Voyage expenses and commission	(374,569)	(194,594)	(179,975)	(773,434)	(197,795)
Other non-vessel items	(9,344)	(2,529)	(6,815)	(7,920)	(575)
Total TCE	524,030	282,954	241,076	1,269,031	357,656

Time charter equivalent per day

The Company recognizes revenues over time, ratably from commencement of cargo loading until completion of discharge of cargo (the "load-to-discharge basis").

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by on hire days during a reporting period. On hire days are calculated on a vessel by vessel basis and represent the net of available days and off hire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Off hire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	FY 2025	Q2 2025	Q1 2025	FY 2024	Q2 2024
Time charter TCE (in thousands of $)
VLCC	9,204	4,627	4,577	7,967	—
Suezmax	6,332	3,237	3,095	8,697	2,566
LR2	20,410	6,806	13,604	56,277	14,044
Total Time charter TCE	35,946	14,670	21,276	72,941	16,610

Spot TCE (in thousands of $)
VLCC	287,786	154,513	133,273	642,768	182,282
Suezmax	131,017	72,205	58,812	337,496	91,493
LR2	69,281	41,566	27,715	215,826	67,271
Total Spot TCE	488,084	268,284	219,800	1,196,090	341,046

Total TCE	524,030	282,954	241,076	1,269,031	357,656

Spot days (available days less off hire days)
VLCC	7,168	3,586	3,582	14,813	3,673
Suezmax	3,737	1,854	1,883	8,158	2,005
LR2	2,664	1,420	1,244	5,102	1,267

Spot TCE per day (in $ per day)
VLCC	40,100	43,100	37,200	43,400	49,600
Suezmax	35,100	38,900	31,200	41,400	45,600
LR2	26,000	29,300	22,300	42,300	53,100

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, net interest expense, bareboat hire, time charter hire and net general and administrative expenses for the next 12 months.

Spot TCE currently contracted

Spot TCE currently contracted are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days so far in the third quarter and therefore may not be reflective of rates to be earned for the full third quarter. The percentage of the period covered reflects the number of days each vessel is currently contracted for the third quarter as compared to the total available days in the third quarter. The actual rates to be earned in the third quarter will depend on the number of additional contracted days the Company is able to achieve and when each vessel commences loading of its cargo. On a load-to-discharge basis, the Company is unable to recognize revenues on ballast days, which are days when a vessel is sailing without cargo. The number of contracted ballast days at the end of the second quarter of 2025 was 779 days for VLCCs, 349 days for Suezmax tankers and 214 days for LR2/Aframax tankers.